

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE



05045425

February 22, 2005

Janet L. Fisher
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2005

Re: The Home Depot, Inc.
Incoming letter dated December 23, 2004

Dear Ms. Fisher:

This is in response to your letters dated December 23, 2004 and January 24, 2005 concerning the shareholder proposal submitted to Home Depot by Evelyn Y. Davis. We also have received letters from the proponent dated January 10, 2005 and February 2, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: Evelyn Y. Davis
Watergate Office Building
2600 Virginia Ave. N.W. Suite 215
Washington, DC 20037

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
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PAVELETSKAYA SQUARE 2/3
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MAIN TOWER
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60311 FRANKFURT AM MAIN

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50668 COLOGNE

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00187 ROME

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20121 MILAN

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HONG KONG

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Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

December 23, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Shareholder Proposal of Mrs. Evelyn Y. Davis

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Mrs. Evelyn Y. Davis submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. A copy of this letter and its attachments is being mailed on this date to Mrs. Davis in accordance with Rule 14a-8(j), informing her of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or after March 29, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials and form of proxy with the Securities and Exchange Commission.

It is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(10) because the Proposal has been substantially implemented by virtue of the Company's policy entitled The Home Depot Political Activity and Government Relations Policy (the "Company Policy"). The Company Policy, which is currently effective, is attached as Exhibit B. In fact, much of the conduct that the Proposal seeks to ban is already illegal under the federal election law (2 U.S.C. §441b and 11 CFR 114), and the Company Policy reflects the Company's commitment to abide by the law while demanding the highest standards of professional conduct from its associates.

Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this Rule, the proposal need not be implemented in full or precisely as presented – the standard is one of substantial implementation only. *See* Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *See, e.g.*, Texaco Inc. (Mar. 28, 1991). In other words, a proposal may be excluded as substantially implemented so long as the Company's actions satisfactorily address the underlying concern of the proposal.

We believe that the Company Policy "substantially implements" the guidelines set forth in the Proposal, rendering it moot. Specifically, the Proposal states:

> "RESOLVED: That the stockholders of Home Depot assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political non-partisanship. To this end the following practices are to be avoided:
>
> (a) The handing of contribution cards of the single political party to an employee by a supervisor.
>
> (b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as a part of a group of contributions to a political party or fund raising committee.
>
> (c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.
>
> (d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.
>
> (e) Placing a preponderance of contribution cards of one party at mail station locations."

In essence, the Proposal calls upon the Company to discourage partisan political activities by Company associates on the Company's premises. The Company Policy already bans such activities. In relevant part, the Company Policy states that "The Home Depot ... does not permit the use of corporate resources or [c]ompany time for personal political matters" and "The Home Depot does NOT allow solicitation or distribution of literature on [c]ompany property by any associate or organization unless required by law." (emphasis in original)

Furthermore, the on-the-job political activities identified in clauses (a), (d) and (e) of the Proposal are illegal under the federal election law (2 U.S.C. §441b, 11 CFR 114.3 and 11 CFR 114.4) with respect to non-management employees. The following question and answer portion of the Company Policy exemplifies how the Company Policy bans the activities identified in clauses (a), (d) and (e) of the Proposal:

> *"Can associates use company funds or time on public policy issues?*
>
> Associates must not use Company funds, time, equipment or facilities when working or soliciting on behalf of candidates or political organizations. Associates are free to express their views on public policy issues, but they should make it clear that the views expressed are their own and not those of The Home Depot.
>
> *Can I distribute a campaign brochure about Senator John Doe while I am at work? Can I distribute the brochure on my own time?*
>
> You may not distribute campaign brochures at work. It is against federal law to gather or distribute partisan campaign literature while at work. You may distribute literature on your personal time away from The Home Depot."

In addition, solicitations of political contributions identified in clauses (b) and (c) of the Proposal are also illegal under the federal election law (2 U.S.C. §441b and 11 CFR 114.2(f)). The following question and answer portion of the Company Policy exemplifies how the Company Policy bans the conduct identified in clauses (b) and (c) of the Proposal:

> *"Can I send a memo to a friend at work suggesting that he write a check to Congressman John Smith?*
>
> No. Under federal law, an associate cannot ask for or collect checks for any candidate or support the election or defeat of a candidate while at work."

Because the Company has business interests at stake at the federal, state and local levels, the Company does participate in the political process to the extent that such activity is in furtherance of the interests of the Company's shareholders, customers and associates. In the course of such activity, the Company demands the highest standards of professional conduct from those representing the Company in accordance with the Company Policy. The Company also sponsors a voluntary, nonpartisan political action committee (PAC) called The Home Depot Better Government Committee. Participation in The Home Depot Better Government Committee is strictly on a voluntary and confidential basis. These policies ensure a nonpartisan atmosphere at the Company's workplace.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(10). Accordingly, the Company respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Mrs. Evelyn Y. Davis
Frank L. Fernandez, Esq.

Attachments

Exhibit A

(Mrs. Evelyn Y. Davis' Letter dated June 28, 2004)

FF / DD

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

Bob Nardelli, CEO
HOME DEPOT
Atlanta, Georgia

June 28, 2004

Cop ... F.F.

Dear Bob:

This is a formal notice to the management of Home Depot that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2005. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Home Depot assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political non-partisanship. To this end the following practices are to be avoided:

"(a) The handing of contribution cards of a single political party to an employee by a supervisor.

"(b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fund raising committee.

"(c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

"(d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

"(e) Placing a preponderance of contribution cards of one party at mail station locations."

REASONS: "The Corporation must deal with a great number of governmental units, commissions and agencies. It should maintain scrupulous political neutrality to avoid embarrassing entanglements detrimental to its business. Above all, it must avoid the appearance of coercion in encouraging its employees to make political contributions against their personal inclination. The Troy (Ohio) News has condemned partisan solicitation for political purposes by managers in a local company (not Home Depot)." "And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,



Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. OF COURSE, Bob, I plan to hold my stock for the rest of my life
Please acknowledge receipt.

Exhibit B

May, 2002

THE HOME DEPOT POLITICAL ACTIVITY AND GOVERNMENT RELATIONS POLICY

Introduction

The Home Depot recognizes that with increasing frequency the actions of public policymakers -- both elected and appointed -- impact our daily business operations and, indeed, the overall profitability of our Company. In an effort to ensure that the government of the United States and the governments of those countries with whom we do business act responsibly and in the best interest of our customers and associates, we must on occasion involve ourselves with the political process. In doing so, The Home Depot demands the highest standards of professional conduct from those representing the Company.

The Home Depot has interests at stake at the federal, state and local levels, and it is entirely appropriate that the Company actively participates in the political process. However, the Company must be mindful that corporate political activity is regulated by both federal and state laws, and violations of these laws carry civil and criminal penalties. In today's world, the media, competitors and others may focus unwanted attention on any improprieties, whether real or merely perceived. Therefore, it is important that associates pay careful attention to the Company's legal and ethical obligations when engaging in political activity.

The Company has adopted this policy to help associates know what conduct is and is not appropriate when participating in the political process.

Political Activity and Government Relations Policy

The Home Depot complies with all legal and regulatory requirements in its political activities and interactions with public officials.

The Home Depot encourages associates to become personally involved in the political process but does not permit the use of corporate resources or Company time for personal political matters.

The Company sponsors a political action committee called The Home Depot Better Government Committee which provides information and opinions on public issues affecting the retail industry in general and the Company in particular.

Participation in The Home Depot Better Government Committee is strictly on a voluntary and confidential basis.

THE HOME DEPOT POLITICAL ACTIVITY AND GOVERNMENT RELATIONS POLICY IMPLEMENTATION GUIDELINES

Corporate Citizenship

The Home Depot engages actively in the government process as a good corporate citizen. We express our opinions on local, state and national issues that affect our business and its profitability. We do not abuse our corporate standing to improperly influence the outcome of political issues.

Corporate Political Communications

There are technical rules governing a corporation's right to make partisan and nonpartisan political communications. To insure that these rules are followed and that political communications accurately reflect The Home Depot's opinion, all corporate political communications must be approved in advance by the Vice President of Government Relations.

In addition to such political communications, The Home Depot may ask associates to make personal contact with government officials or to write letters to present the Company's positions on specific issues. Those associates who communicate with government officials on behalf of the Company must be familiar with regulatory constraints and reporting requirements and observe them. If ever in doubt, associates should seek guidance from our Government Relations and Legal Departments in these matters before taking any action.

What should I do if I want The Home Depot to support a local school bond referendum because I believe it will benefit Home Depot associates?

You should call the Vice President of Government Relations, who is responsible for considering a number of factors in deciding what public communications will be made by The Home Depot concerning the referendum. Also, you may use your personal time and resources to support the referendum.

May I ask other associates to write letters supporting the school board referendum?

On your individual time away from work, you may solicit letters from others. You cannot ask other associates to write letters supporting the referendum on Company time or on Company property unless you have the prior approval of the Vice President of Government Relations.

Political Contributions

Under federal law and some state laws, Company funds and resources cannot be used for contributions to political candidates. However, the Company may lawfully make "soft money" political contributions that do not provide direct support to particular candidates. (Recent changes in the law will prohibit most soft money contributions at the federal level after November 5, 2002. This summary will be amended to reflect the change at that time.)

What constitutes soft money and who must approve it?

Soft money contributions include donations to "party-building" activities, such as voter registration or get-out-the-vote drives. Because soft money contributions are regulated by federal and state law, they must be approved by the Vice President of Government Relations, who will also insure that all applicable reporting requirements are met. Only U.S. nationals (citizens and green-card holders) are permitted by law to make contributions or otherwise participate in company decisions about contributions.

Lobbying

The Company has a First Amendment right to conduct lobbying activities. There are a number of regulations governing lobbying activity at both the federal and state level. In some instances, the Company must register as a lobbyist with the government and may have to file written reports of its lobbying activities.

Who must approve all lobbying activities?

To insure that we comply with all legal and regulatory requirements in this area, all lobbying activities must be approved in advance by the Vice President of Government Relations.

The Home Depot Better Government Committee

The Company sponsors a voluntary, nonpartisan political action committee (PAC) called The Home Depot Better Government Committee. The Committee provides information and opinions that concern the public and may affect the Company. It also supports candidates for office who advocate and pursue governmental policies that promote a favorable business climate for the retail industry in general and The Home Depot in particular. The Committee actively solicits donations; however, participation is strictly voluntary and confidential.

Who is eligible to join or contribute to The Home Depot Better Government Committee?

You are eligible to join or contribute to The Home Depot's PAC if you meet one of the following conditions: (1) you are a management-level (salaried) associate; (2) you own Company stock; or (3) you serve on the Company's Board of Directors. Participation in the PAC (including monetary contributions) is limited to U.S. nationals (citizens and green-card holders).

How are contributions to candidates determined?

The Government Relations staff and a representative of the PAC's Board of Directors review each candidate's record and determine who will receive PAC support. Factors considered during the selection process may include:

- Is there a Home Depot store, office or facility in the candidate's district?
- What is the candidate's position or voting record on issues important to The Home Depot?
- What federal and/or state retail associations or other business groups endorse the candidate?

How can I voice my opinion about the PAC or individual candidates that the PAC supports?

Contact the Government Relations Department (770-433-8211 x12106) to express your opinions about candidates and/or issues.

Individual Political Involvement

Associates are encouraged, as individuals, to get involved in the political process: to vote, to volunteer time and to contribute money to candidates of their own choosing. These decisions and choices are intensely personal, and any donation of time or resources must likewise be personal.

Can associates use company funds or time on public policy issues?

Associates must not use Company funds, time, equipment or facilities when working or soliciting on behalf of candidates or political organizations. Associates are free to express their views on public policy issues, but they should make it clear that the views expressed are their own and not those of The Home Depot.

Can I distribute a campaign brochure about Senator John Doe while I am at work? Can I distribute the brochure on my own time?

You may not distribute campaign brochures at work. It is against federal law to gather or distribute partisan campaign literature while at work. You may distribute literature on your personal time away from The Home Depot.

Can I send a memo to a friend at work suggesting that he write a check to Congressman John Smith?

No. Under federal law, an associate cannot ask for or collect checks for any candidate or support the election or defeat of a candidate while at work.

May I serve as the treasurer of Lisa Doe's campaign for Mayor? Can I keep track of political donations and expenses on my Company computer after business hours? Can donations be sent to my work address?

You can serve the campaign in your personal capacity on your own time, but you cannot work on the Mayor's campaign while at work or use Company resources to work on the campaign at any time. You cannot use the Company's business address for personal political matters.

Can associates hold public office positions?

It is permissible for Home Depot associates to engage in civic activities including holding public office. However, associates may not campaign or solicit support from other associates on Company property and may not use Company time or resources on personal political matters. In the course of performing civic duties, an associate should abstain from all discussions and decisions that specifically involve The Home Depot.

Solicitation

The Home Depot does NOT allow solicitation or distribution of literature on Company property by any associate or organization unless required by law.

Who can I contact for guidance if challenged when enforcing the solicitation policy?

The "no solicitation" policy applies to all outside organizations including political groups and individuals. If you are ever challenged when enforcing the Company's solicitation policy (for example, in California individuals may claim special access rights to common areas), you should immediately contact the Legal Department or the Vice President of Government Relations for guidance.

Can my store permit a candidate to park his campaign van in The Home Depot parking lot?

No. This violates The Home Depot's solicitation policy and could be an unlawful corporate political contribution. If there is any question raised concerning free speech or public access rights, especially in California, you should call the Vice President of Government Relations or the Legal Department for guidance.

The League of Women Voters or another local civic group requests space in a Home Depot store for voter registration. Does this violate our "solicitation" policy?

Yes, it is a violation of our "solicitation" policy. No organization may distribute literature on Home Depot property unless access is required by law.

Gifts to Government Officials

Gifts or payments to government officials to obtain favorable treatment are strictly prohibited. Associates and agents working on behalf of the Company may not give extravagant gifts or excessively entertain any official or employee of a government agency that regulates the conduct of The Home Depot or that does business with The Home Depot. This restriction applies to federal and state agencies, as well as to Members of the legislature and their staffs. Modest gifts and entertainment may be provided only if allowed by the agency or other relevant government entity in question.

Can I pay for the lunch of a zoning official? Does it matter if The Home Depot has a matter pending before this official?

If there is any Home Depot matter pending before the official, you should not offer to pay any personal expenses of the official, including lunch, to avoid even an appearance of impropriety. If no Company matter is pending before the official, you must still determine if local laws and agency regulations permit such modest entertainment before offering to pay. The Home Depot's Government Relations Department will provide you with this information.

Payments to Foreign Officials

Gifts or payments to foreign government officials to obtain favorable treatment are also strictly prohibited, whether made directly or through another person. There is a very limited exception in U.S. law for so-called "facilitation" payments. These are small payments made to facilitate non-discretionary government actions such as police and fire protection or delivering the mail. Such payments can be made only if these payments are:

- permitted under the Foreign Corrupt Practices Act;
- approved under the Company's Foreign Corrupt Practices Act Policy; and
- properly reflected in the books and records of the Company.

Refer to The Home Depot's Foreign Corrupt Practices Act Policy for specific information on what can and cannot be done. Call the Ethics Office for guidance when in doubt.

Violations

Associates are expected to report suspected violations of this policy to Government Relations or the Legal Department. The Home Depot will enforce its Political Activity and Government Relations Policy by investigating alleged violations and disciplining associates who knowingly violate its policy.

For More Information

We have provided these guidelines to help you understand our requirements for compliance in this policy area. If you need more information, please call Government Relations Department at 770-433-8211. If you believe you have observed any potential violation of Company policy, please contact your manager or the Corporate Compliance Department, or call the AlertLine at 800-286-4909.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO

Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

January 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Shareholder Proposal of Mrs. Evelyn Y. Davis

Ladies and Gentlemen:

Reference is made to our letter dated December 23, 2004 (the "Original Request") in which we requested, on behalf of our client The Home Depot, Inc. (the "Company"), that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend enforcement action to the Commission if the Company excludes the shareholder proposal (the "Proposal") submitted by Ms. Evelyn Y. Davis (the "Proponent") from the proxy statement (the "2005 Proxy Materials") to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders.

This letter responds to the correspondence addressed to the Staff by the Proponent dated January 10, 2005 (the "Rebuttal"). The Rebuttal and the Original Request are respectively attached as Exhibits A and B. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and its attachments, and a copy of the same is being sent to the Proponent. The Proponent is requested to copy the undersigned on any additional response she may choose to make to the Staff.

With respect to the Rebuttal, we respond as follows:

1. The Proponent appears to define "political neutrality" principally by reference to her own voting preferences and political contributions made by one of the Company's directors. This, however, is not the thrust of the Proposal, which seeks to discourage political activities by Company associates on the Company's premises. The Proposal is not about changing the political preferences or affiliations of the Company's directors, officers and associates. Indeed, it would be inappropriate and illegal for the Company to interfere with the political activities of such individuals conducted on their own time away from the Company's premises.

2. The Proponent erroneously asserts that "[t]he SPECIFIC items I am asking for outlined as a, b, c, d and e have NOT been addressed." (Emphasis in original) Contrary to the Proponent's assertion, the Original Request does address those items – each is banned under the Company's existing policy in conformity with federal election laws.

In sum, the Company believes that the Rebuttal addresses a circumstance unrelated to the Proposal. The Company has asserted, and reiterates herein, that the Proposal may be properly excluded from its 2005 Proxy Materials because the Company has implemented measures that the Proponent seeks to have addressed in the Proposal. Accordingly, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Ms. Evelyn Y. Davis
Frank L. Fernandez, Esq.

Attachments

Exhibit A
(The Rebuttal from the Proponent)

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755

January 10,2005

Re: HOME DEPOT

Office of the Chief Counsel, Division of Corporate Finance
SEC, Washington,D.C. 20549

Gentlemen and Ladies:

As to HOME DEPOT they are NOT politically NEUTRAL,contrary to their statements:

For instance, they are a LARGE contributor to President's Bush Inaugural Committee.94% of THEIR donations went to Republicans in the 2004 Election cycle(according to OPEN SECRETS.com($716,27 to Republicans, and just 6% to Democrats). I personally am a registered Republican, but I vote INDEPENDENT for the best person, usually a split ballot. The Company's founder chairman and director Ken Langone, is a SUBSTANTIAL contributor to Republican causes-the National Retail Federation of which HOME DEPOT IS a member donated 91% to Republicans and 9% to Democrats, HARDLY practising "Political Neutrality" for which I am asking.

The SPECIFIC items I am asking for outlined as a,b,c,d, and e have NOT been addressed. SOME other things they talk about and point out are NOT the SPECIFIC items I asked for(see my enclosed resolution). Therefore MY resolution should stand.

Sincerely,



Mrs. Evelyn Y.Davis

CC Bob Nardelli, CEO HOME DEPOT

Exhibit B

(The Original Request to the Staff)

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

Writer's Direct Dial. (212) 225-2472
E-Mail. jfisher@cgsh.com


RECEIVED
DEC 2 3 2004
183
SECTION

December 23, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Shareholder Proposal of Mrs. Evelyn Y. Davis

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Mrs. Evelyn Y. Davis submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. A copy of this letter and its attachments is being mailed on this date to Mrs. Davis in accordance with Rule 14a-8(j), informing her of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or after March 29, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials and form of proxy with the Securities and Exchange Commission.

It is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(10) because the Proposal has been substantially implemented by virtue of the Company's policy entitled The Home Depot Political Activity and Government Relations Policy (the "Company Policy"). The Company Policy, which is currently effective, is attached as Exhibit B. In fact, much of the conduct that the Proposal seeks to ban is already illegal under the federal election law (2 U.S.C. §441b and 11 CFR 114), and the Company Policy reflects the Company's commitment to abide by the law while demanding the highest standards of professional conduct from its associates.

Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this Rule, the proposal need not be implemented in full or precisely as presented – the standard is one of substantial implementation only. *See* Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *See, e.g.*, Texaco Inc. (Mar. 28, 1991). In other words, a proposal may be excluded as substantially implemented so long as the Company's actions satisfactorily address the underlying concern of the proposal.

We believe that the Company Policy "substantially implements" the guidelines set forth in the Proposal, rendering it moot. Specifically, the Proposal states:

> "RESOLVED: That the stockholders of Home Depot assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political non-partisanship. To this end the following practices are to be avoided:
>
> (a) The handing of contribution cards of the single political party to an employee by a supervisor.
>
> (b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as a part of a group of contributions to a political party or fund raising committee.
>
> (c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.
>
> (d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.
>
> (e) Placing a preponderance of contribution cards of one party at mail station locations."

In essence, the Proposal calls upon the Company to discourage partisan political activities by Company associates on the Company's premises. The Company Policy already bans such activities. In relevant part, the Company Policy states that "The Home Depot ... does not permit the use of corporate resources or [c]ompany time for personal political matters" and "The Home Depot does NOT allow solicitation or distribution of literature on [c]ompany property by any associate or organization unless required by law." (emphasis in original)

Furthermore, the on-the-job political activities identified in clauses (a), (d) and (e) of the Proposal are illegal under the federal election law (2 U.S.C. §441b, 11 CFR 114.3 and 11 CFR 114.4) with respect to non-management employees. The following question and answer portion of the Company Policy exemplifies how the Company Policy bans the activities identified in clauses (a), (d) and (e) of the Proposal:

> "*Can associates use company funds or time on public policy issues?*
>
> Associates must not use Company funds, time, equipment or facilities when working or soliciting on behalf of candidates or political organizations. Associates are free to express their views on public policy issues, but they should make it clear that the views expressed are their own and not those of The Home Depot.
>
> *Can I distribute a campaign brochure about Senator John Doe while I am at work? Can I distribute the brochure on my own time?*
>
> You may not distribute campaign brochures at work. It is against federal law to gather or distribute partisan campaign literature while at work. You may distribute literature on your personal time away from The Home Depot."

In addition, solicitations of political contributions identified in clauses (b) and (c) of the Proposal are also illegal under the federal election law (2 U.S.C. §441b and 11 CFR 114.2(f)). The following question and answer portion of the Company Policy exemplifies how the Company Policy bans the conduct identified in clauses (b) and (c) of the Proposal:

> "*Can I send a memo to a friend at work suggesting that he write a check to Congressman John Smith?*
>
> No. Under federal law, an associate cannot ask for or collect checks for any candidate or support the election or defeat of a candidate while at work."

Because the Company has business interests at stake at the federal, state and local levels, the Company does participate in the political process to the extent that such activity is in furtherance of the interests of the Company's shareholders, customers and associates. In the course of such activity, the Company demands the highest standards of professional conduct from those representing the Company in accordance with the Company Policy. The Company also sponsors a voluntary, nonpartisan political action committee (PAC) called The Home Depot Better Government Committee. Participation in The Home Depot Better Government Committee is strictly on a voluntary and confidential basis. These policies ensure a nonpartisan atmosphere at the Company's workplace.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(10). Accordingly, the Company respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Mrs. Evelyn Y. Davis
Frank L. Fernandez, Esq.

Attachments

Exhibit A

(Mrs. Evelyn Y. Davis' Letter dated June 28, 2004)

FF / DD

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

Bob Nardelli, CEO
HOME DEPOT
Atlanta, Georgia

June 28, 2004

Cop ... F.F.

Dear Bob:

This is a formal notice to the management of Home Depot that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2005 . I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Home Depot assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political nonpartisanship. To this end the following practices are to be avoided:

"(a) The handing of contribution cards of a single political party to an employee by a supervisor.

"(b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fund raising committee.

"(c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

"(d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

"(e) Placing a preponderance of contribution cards of one party at mail station locations."

REASONS: "The Corporation must deal with a great number of governmental units, commissions and agencies. It should maintain scrupulous political neutrality to avoid embarrassing entanglements detrimental to its business. Above all, it must avoid the appearance of coercion in encouraging its employees to make political contributions against their personal inclination. The Troy (Ohio) News has condemned partisan solicitation for political purposes by managers in a local company (not Home Depot)." "And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,



Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. OF COURSE, Bob, I plan to hold my stock for the rest of my life
Please acknowledge receipt.

Exhibit B

May, 2002

THE HOME DEPOT POLITICAL ACTIVITY AND GOVERNMENT RELATIONS POLICY

Introduction

The Home Depot recognizes that with increasing frequency the actions of public policymakers -- both elected and appointed -- impact our daily business operations and, indeed, the overall profitability of our Company. In an effort to ensure that the government of the United States and the governments of those countries with whom we do business act responsibly and in the best interest of our customers and associates, we must on occasion involve ourselves with the political process. In doing so, The Home Depot demands the highest standards of professional conduct from those representing the Company.

The Home Depot has interests at stake at the federal, state and local levels, and it is entirely appropriate that the Company actively participates in the political process. However, the Company must be mindful that corporate political activity is regulated by both federal and state laws, and violations of these laws carry civil and criminal penalties. In today's world, the media, competitors and others may focus unwanted attention on any improprieties, whether real or merely perceived. Therefore, it is important that associates pay careful attention to the Company's legal and ethical obligations when engaging in political activity.

The Company has adopted this policy to help associates know what conduct is and is not appropriate when participating in the political process.

Political Activity and Government Relations Policy

The Home Depot complies with all legal and regulatory requirements in its political activities and interactions with public officials.

The Home Depot encourages associates to become personally involved in the political process but does not permit the use of corporate resources or Company time for personal political matters.

The Company sponsors a political action committee called The Home Depot Better Government Committee which provides information and opinions on public issues affecting the retail industry in general and the Company in particular.

Participation in The Home Depot Better Government Committee is strictly on a voluntary and confidential basis.

THE HOME DEPOT POLITICAL ACTIVITY AND GOVERNMENT RELATIONS POLICY IMPLEMENTATION GUIDELINES

Corporate Citizenship

The Home Depot engages actively in the government process as a good corporate citizen. We express our opinions on local, state and national issues that affect our business and its profitability. We do not abuse our corporate standing to improperly influence the outcome of political issues.

Corporate Political Communications

There are technical rules governing a corporation's right to make partisan and nonpartisan political communications. To insure that these rules are followed and that political communications accurately reflect The Home Depot's opinion, all corporate political communications must be approved in advance by the Vice President of Government Relations.

In addition to such political communications, The Home Depot may ask associates to make personal contact with government officials or to write letters to present the Company's positions on specific issues. Those associates who communicate with government officials on behalf of the Company must be familiar with regulatory constraints and reporting requirements and observe them. If ever in doubt, associates should seek guidance from our Government Relations and Legal Departments in these matters before taking any action.

What should I do if I want The Home Depot to support a local school bond referendum because I believe it will benefit Home Depot associates?

You should call the Vice President of Government Relations, who is responsible for considering a number of factors in deciding what public communications will be made by The Home Depot concerning the referendum. Also, you may use your personal time and resources to support the referendum.

May I ask other associates to write letters supporting the school board referendum?

On your individual time away from work, you may solicit letters from others. You cannot ask other associates to write letters supporting the referendum on Company time or on Company property unless you have the prior approval of the Vice President of Government Relations.

Political Contributions

Under federal law and some state laws, Company funds and resources cannot be used for contributions to political candidates. However, the Company may lawfully make "soft money" political contributions that do not provide direct support to particular candidates. (Recent changes in the law will prohibit most soft money contributions at the federal level after November 5, 2002. This summary will be amended to reflect the change at that time.)

What constitutes soft money and who must approve it?

Soft money contributions include donations to "party-building" activities, such as voter registration or get-out-the-vote drives. Because soft money contributions are regulated by federal and state law, they must be approved by the Vice President of Government Relations, who will also insure that all applicable reporting requirements are met. Only U.S. nationals (citizens and green-card holders) are permitted by law to make contributions or otherwise participate in company decisions about contributions.

Lobbying

The Company has a First Amendment right to conduct lobbying activities. There are a number of regulations governing lobbying activity at both the federal and state level. In some instances, the Company must register as a lobbyist with the government and may have to file written reports of its lobbying activities.

Who must approve all lobbying activities?

To insure that we comply with all legal and regulatory requirements in this area, all lobbying activities must be approved in advance by the Vice President of Government Relations.

The Home Depot Better Government Committee

The Company sponsors a voluntary, nonpartisan political action committee (PAC) called The Home Depot Better Government Committee. The Committee provides information and opinions that concern the public and may affect the Company. It also supports candidates for office who advocate and pursue governmental policies that promote a favorable business climate for the retail industry in general and The Home Depot in particular. The Committee actively solicits donations; however, participation is strictly voluntary and confidential.

Who is eligible to join or contribute to The Home Depot Better Government Committee?

You are eligible to join or contribute to The Home Depot's PAC if you meet one of the following conditions: (1) you are a management-level (salaried) associate; (2) you own Company stock; or (3) you serve on the Company's Board of Directors. Participation in the PAC (including monetary contributions) is limited to U.S. nationals (citizens and green-card holders).

How are contributions to candidates determined?

The Government Relations staff and a representative of the PAC's Board of Directors review each candidate's record and determine who will receive PAC support. Factors considered during the selection process may include:

- Is there a Home Depot store, office or facility in the candidate's district?
- What is the candidate's position or voting record on issues important to The Home Depot?
- What federal and/or state retail associations or other business groups endorse the candidate?

How can I voice my opinion about the PAC or individual candidates that the PAC supports?

Contact the Government Relations Department (770-433-8211 x12106) to express your opinions about candidates and/or issues.

Individual Political Involvement

Associates are encouraged, as individuals, to get involved in the political process: to vote, to volunteer time and to contribute money to candidates of their own choosing. These decisions and choices are intensely personal, and any donation of time or resources must likewise be personal.

Can associates use company funds or time on public policy issues?

Associates must not use Company funds, time, equipment or facilities when working or soliciting on behalf of candidates or political organizations. Associates are free to express their views on public policy issues, but they should make it clear that the views expressed are their own and not those of The Home Depot.

Can I distribute a campaign brochure about Senator John Doe while I am at work? Can I distribute the brochure on my own time?

You may not distribute campaign brochures at work. It is against federal law to gather or distribute partisan campaign literature while at work. You may distribute literature on your personal time away from The Home Depot.

Can I send a memo to a friend at work suggesting that he write a check to Congressman John Smith?

No. Under federal law, an associate cannot ask for or collect checks for any candidate or support the election or defeat of a candidate while at work.

May I serve as the treasurer of Lisa Doe's campaign for Mayor? Can I keep track of political donations and expenses on my Company computer after business hours? Can donations be sent to my work address?

You can serve the campaign in your personal capacity on your own time, but you cannot work on the Mayor's campaign while at work or use Company resources to work on the campaign at any time. You cannot use the Company's business address for personal political matters.

Can associates hold public office positions?

It is permissible for Home Depot associates to engage in civic activities including holding public office. However, associates may not campaign or solicit support from other associates on Company property and may not use Company time or resources on personal political matters. In the course of performing civic duties, an associate should abstain from all discussions and decisions that specifically involve The Home Depot.

Solicitation

The Home Depot does NOT allow solicitation or distribution of literature on Company property by any associate or organization unless required by law.

Who can I contact for guidance if challenged when enforcing the solicitation policy?

The "no solicitation" policy applies to all outside organizations including political groups and individuals. If you are ever challenged when enforcing the Company's solicitation policy (for example, in California individuals may claim special access rights to common areas), you should immediately contact the Legal Department or the Vice President of Government Relations for guidance.

Can my store permit a candidate to park his campaign van in The Home Depot parking lot?

No. This violates The Home Depot's solicitation policy and could be an unlawful corporate political contribution. If there is any question raised concerning free speech or public access rights, especially in California, you should call the Vice President of Government Relations or the Legal Department for guidance.

The League of Women Voters or another local civic group requests space in a Home Depot store for voter registration. Does this violate our "solicitation" policy?

Yes, it is a violation of our "solicitation" policy. No organization may distribute literature on Home Depot property unless access is required by law.

Gifts to Government Officials

Gifts or payments to government officials to obtain favorable treatment are strictly prohibited. Associates and agents working on behalf of the Company may not give extravagant gifts or excessively entertain any official or employee of a government agency that regulates the conduct of The Home Depot or that does business with The Home Depot. This restriction applies to federal and state agencies, as well as to Members of the legislature and their staffs. Modest gifts and entertainment may be provided only if allowed by the agency or other relevant government entity in question.

Can I pay for the lunch of a zoning official? Does it matter if The Home Depot has a matter pending before this official?

If there is any Home Depot matter pending before the official, you should not offer to pay any personal expenses of the official, including lunch, to avoid even an appearance of impropriety. If no Company matter is pending before the official, you must still determine if local laws and agency regulations permit such modest entertainment before offering to pay. The Home Depot's Government Relations Department will provide you with this information.

Payments to Foreign Officials

Gifts or payments to foreign government officials to obtain favorable treatment are also strictly prohibited, whether made directly or through another person. There is a very limited exception in U.S. law for so-called "facilitation" payments. These are small payments made to facilitate non-discretionary government actions such as police and fire protection or delivering the mail. Such payments can be made only if these payments are:

- permitted under the Foreign Corrupt Practices Act;
- approved under the Company's Foreign Corrupt Practices Act Policy; and
- properly reflected in the books and records of the Company.

Refer to The Home Depot's Foreign Corrupt Practices Act Policy for specific information on what can and cannot be done. Call the Ethics Office for guidance when in doubt.

Violations

Associates are expected to report suspected violations of this policy to Government Relations or the Legal Department. The Home Depot will enforce its Political Activity and Government Relations Policy by investigating alleged violations and disciplining associates who knowingly violate its policy.

For More Information

We have provided these guidelines to help you understand our requirements for compliance in this policy area. If you need more information, please call Government Relations Department at 770-433-8211. If you believe you have observed any potential violation of Company policy, please contact your manager or the Corporate Compliance Department, or call the AlertLine at 800-286-4909.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755

January 10,2005

Re: HOME DEPOT

Office of the Chief Counsel, Division of Corporate Finance
SEC, Washington,D.C. 20549

Gentleman and Ladies:

As to HOME DEPOT they are NOT politically NEUTRAL,contrary to their statements:

For instance, they are a LARGE contributor to President's Bush Inaugural Committee.94% of THEIR donations went to Republicans in the 2004 Election cycle(according to OPEN SECRETS.com($716,27 to Republicans, and just 6% to Democrats. I personally am a registered Republican, but I vote INDEPENDENT for the best person, usually a split ballot. The Company's founder chairman and director Ken Langone, is a SUBSTANTIAL contributor to Republican causes-the National Retail Federation of which HOME DEPOT IS a member donated 91% to Republicans and 9% to Democrats, HARDLY practising "Political Neutrality" for which I am asking.

The SPECIFIC items I am asking for outlined as a,b,c,d,f and e have NOT been addressed. SOME other things they talk about and point out are NOT the SPECIFIC items I asked for(see my enclosed resolution). Therefore MY resolution should stand.

Sincerely,



Mrs. Evelyn Y.Davis

CC Bob Nardelli, CEO HOME DEPOT

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755

February 2,2005

Office of the Chief Counsel
Division of Corporate Finance
SEC,D.C. 20549

RE, HOME DEPOT:

They are at it again. They are trying to use pressure tactics and to "impress" the Staff by using Allen Beller(Director Division of Corporate Finance) former law firm Cleary Gottlieb to FORCE the SEC to omit MY proposal.

They are NOT doing what I am asking;if HOME DEPOT would seriously want to adopt my proposal, all it would take is a phone call from the CEO Bob Nardelli to me to discuss it!!!THIS IS THE WAY COMPANIES with GOOD stockhoddersx relations operate, NOT by wasting shareholders money on a bunch of outside lawyers!!!

Mrs Evelyn Y Davis

CC Bob Nardelli, CEO Home Depot.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 23, 2004

The proposal recommends that Home Depot affirm its political non-partisanship by avoiding practices that are specified in the proposal.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser